NO ACT

DC
PO
3-20-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

08045121

Received SEC
MAR 28 2008
Washington, DC 20549

March 28, 2008

Mark D. Nielsen
Vice President—Legal
Corporate Governance
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section: 14A-8
Rule: 14A-8
Public Availability: 3/28/2008

Re: Raytheon Company
Incoming letter dated March 20, 2008

Dear Mr. Nielsen:

This is in response to your letter dated March 20, 2008 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received a letter from John Chevedden dated March 25, 2008. On March 13, 2008, we issued our response expressing our informal view that Raytheon could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Raytheon may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Raytheon to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

March 20, 2008

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Shareholder Proposal of John Chevedden - Cumulative Voting

Ladies and Gentlemen:

This letter follows the letter dated January 14, 2008 (the "Initial Letter") sent by Raytheon Company ("Raytheon" or the "Company") regarding a shareholder proposal (the "Proposal") purportedly submitted by John Chevedden (the "Proponent") on behalf of Ray T. Chevedden for inclusion in our 2008 Proxy Statement for consideration at the Company's 2008 Annual Meeting, which Raytheon argued was procedurally flawed and should be excluded on those grounds. On March 13, 2008, the Staff responded, rejecting Raytheon's request to exclude the Proposal on procedural grounds.

The Company nevertheless intends to omit the Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(2) and (i)(6) of the Securities Exchange Act of 1934 (the "Exchange Act") on the basis that implementation of the Proposal by Raytheon's board of directors would violate state law. Accordingly, the Company hereby requests the Staff's concurrence that the Proposal may be excluded from 2008 Proxy Statement on that basis. A copy of the Proposal, together with principal related correspondence, are attached as Exhibit A.

This second request is prompted by the Company's becoming aware of five no-action letters, all issued after the Initial Letter and cited below. These letters all involved essentially the same Proposal by the same Proponent and all expressed the view that the Proposal was excludable on essentially the grounds stated in this letter.

Pursuant to Rule 14a-8(j)(2), filed herewith are six (6) copies of this letter. By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Statement.

Raytheon also requests that the Staff waive the 80-day requirement of Rule 14a-8(j)(1), with respect to this second request. As noted above, it is prompted by the issuance of five substantially identical no-action letters after the date of the Initial Letter which, as described in more detail below, indicate a clarification of the Staff's views on this basis for exclusion of this Proposal.

I. PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to case multiple votes for others."

II. REASONS FOR EXCLUSION

(1) Violation of State Law.

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. Delaware law provides that cumulative voting is permitted only where it is authorized in the corporation's certificate of incorporation. 8 Del. C. § 214. Raytheon's Restated Certificate of Incorporation (the "Certificate of Incorporation") currently does not provide for cumulative voting. Thus, cumulative voting could not be implemented without an amendment to the Certificate of Incorporation. Such an amendment, however, would require approval by the shareholders of the Company. 8 Del.C. § 242(b)(1). If the Company's Board of Directors were to purport to "adopt cumulative voting" for directors, the Company would be in violation of Delaware law.

We attach as Exhibit B an opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, concluding that the Proposal would violate Delaware General Corporation Law, for the reasons summarized in this letter ("Opinion of Counsel").

(2) Lack of Power or Authority.

Rule 14a-8(i)(6) provides that a company may exclude a shareholder proposal from the issuer's proxy materials if the company would lack the power or authority to implement the proposal. The Proposal requests that Raytheon's Board of Directors take action that is beyond its power under Delaware law. As outlined above, because the Company's Certificate of Incorporation does not provide for cumulative voting, the adoption of cumulative voting would require an amendment to the Certificate of Incorporation. Delaware law provides that in order for a company to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders may vote on the amendment. A majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote thereon must vote in favor of the amendment. 8 Del. C. § 242(b)(1). The Company's Board of Directors is therefore without the power or authority to implement the Proposal. The Opinion of Counsel also supports this conclusion.

The Staff has permitted exclusion of proposals under Rule 14a-8(i)(2), or Rule 14a-8(i)(2) and Rule 14a-8(i)(6), seeking to implement cumulative voting in a manner that violates applicable state law. See Bristol-Myers Squibb Co. (avail. March 14, 2008); PG&E Corp. (avail. Feb. 25, 2008); Time Warner Inc. (avail. Feb. 26, 2008); Boeing Co. (avail. Feb. 20, 2008) and AT&T, Inc. (avail. Feb 19, 2008). Accordingly, for the reasons set forth above, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would violate Delaware law and because the Company is without the power or authority to implement the Proposal.

III. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Statement.

We currently estimate that we will file our definitive proxy materials with the Commission on or about April 21, 2008. The Company requests that the Staff waive the 80-

day requirement of Rule 14a-8(j)(1). (We note that our Initial Letter was submitted within the time period set forth in the Rule, but accept that a waiver request may, nonetheless, be called for, based on the different grounds of this request letter.) We believe that we have good cause for submitting this supplemental letter after the 80-day limit, because of the fact that (i) certain Staff no-action letters issued last year in connection with similar proposals suggested that the Staff would not agree that the Proposal is excludable under Rules 14a-8(i)(2) and (i)(6), (ii) recent letters issued by the Staff indicate that the Staff is of the view that the Proposal is, in appropriate cases, in fact excludable under Rules 14a-8(i)(2) and (i)(6) (see Bristol-Myers Squibb Co. (avail. March 14, 2008); Time Warner Inc. (Feb. 26, 2008), PG&E Corp. (Feb. 25, 2008), Boeing Co. (Feb. 20, 2008) and AT&T Inc. (Feb. 19, 2008)), (iii) because the Staff has recently considered the same proposal and its excludability under Rules 14a-8(i)(2) and (i)(6), in the letters cited above, the time required for the Staff to consider our request should be minimal, (iv) it is clear, as explained above, that Raytheon's board of directors could not implement the Proposal without violating Delaware law, and (v) in connection with the letters cited above, the Proponent has had the opportunity to review and respond to the arguments for exclusion made in this letter and therefore has not been prejudiced by the timing of this submission.

If you have any questions regarding this matter or require any additional information, please contact our special counsel, Michael P. O'Brien of Bingham McCutchen LLP, at (617) 951-8302. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen

cc: John Chevedden

Enclosures

EXHIBIT A



olmsted
<olmsted7p@earthlink.net>
11/21/2007 05:04 PM

To James Marchetti <James_g_marchetti@raytheon.com>
cc
bcc
Subject RTN: Rule 14a-8 Proposal

History: This message has been forwarded.

Mr. Marchetti, This is a back up of a fax today.
Sincerely,
John Chevedden

[RTN: Rule 14a-8 Proposal, November 21, 2007]
3 - Cumulative Voting
RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice - safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

Please encourage our board to respond positively to this proposal:
Cumulative Voting
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by '3' above) based on the chronological order in which proposals are submitted. The requested designation of '3' or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
€ the company objects to factual assertions because they are not supported;
€ the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
€ the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
€ the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 14, 2008

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") has received a shareholder proposal relating to cumulative voting (the "Proposal"), which is attached to this letter as Exhibit A, from John Chevedden (the "Proponent"), which the Proponent states is "sponsored" by Ray T. Chevedden.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from our 2008 Proxy Statement (i) pursuant to Rule 14a-8(f)(1) because the Proponent failed to provide documentation of authority to act on behalf of Ray T. Chevedden in response to Raytheon's proper request for that information and consequently, (ii) pursuant to Rule 14a-8(c) because the Proponent may not submit more than one proposal to a company for a particular shareholders' meeting.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2008 Proxy Statement and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from its 2008 Proxy Statement.

Pursuant to Rule 14a-8(j)(2), filed herewith are six (6) copies of this letter as well as six (6) copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2008 Proxy Statement and we have provided a copy of this submission to the Proponent.

1. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Authority to Submit the Proposal on behalf of Ray T. Chevedden.

We believe that Raytheon may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not provide authorization to submit the Proposal on behalf of Ray T.

Chevedden.

Raytheon received the Proposal on November 21, 2007. The Proponent noted that "Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal" however, the Proponent did not include with the Proposal evidence of his authority to act on behalf of Ray T. Chevedden. See Exhibit A. Accordingly, on November 30, 2007, which was within fourteen (14) calendar days of Raytheon receiving the Proposal, Raytheon sent a letter to the Proponent via DHL and Email informing the Proponent that Raytheon had not received sufficient documentation of the Proponent's authority to submit the Proposal on behalf of Ray T. Chevedden. Raytheon outlined in the letter how to cure the deficiency pursuant to Rule 14a-8(f) (the "Deficiency Notice"). See Exhibits B and B-1. The Proponent responded via Email the same day, November 30, 2007, but failed to provide the requested documentation of authority. See Exhibit C. Raytheon responded again to the Proponent on the same day, November 30, 2007, referencing the Deficiency Notice and pointing out that the Proponent is required to provide the specific documentation of authority within the timeframe. See Exhibit D. The Proponent responded again via Email on December 3, 2007, but only to reassert that "Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 supports this proposal." See Exhibit E. Raytheon responded a third time to the Proponent via Email on December 3, 2007, again referencing the Deficiency Notice and specifically outlining the documentation necessary in order for Raytheon to accept the Proposal. See Exhibit F. Raytheon has not received the necessary evidence of authority and the fourteen (14) day period in which it should have been received has long since passed.

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to demonstrate his eligibility to submit it, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Raytheon satisfied its obligation under Rule 14a-8(f)(1) by transmitting to the Proponent in a timely manner the Deficiency Notice (as well as subsequent explanatory Emails), which stated:

- that the Proponent failed to provide documentation of his authority to submit the proposal on behalf of Ray T. Chevedden; and
- that the Proponent's response had to be provided to Raytheon not later than fourteen (14) days from the date the Proponent received the Deficiency Notice.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., Motorola, Inc. (avail. Jan. 10, 2005), Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Intel Corp. (avail. Jan. 29, 2004). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." Int'l Paper Co. (avail. Feb. 28, 2007); International Business Machines Corp. (avail. Dec. 5, 2006); General Motors Corp. (avail. Apr. 3, 2006); Intel Corp. (avail. Feb. 8. 2006); Crown Holdings, Inc. (avail. Jan. 27, 2005); Lucent Technologies, Inc. (avail. Nov. 26, 2003). Similarly here, the Proponent did not respond to Raytheon's request for documentary support that the Proponent had the authority to act on behalf of another shareholder.

As the Proponent has failed to respond to the Deficiency Notice within the requisite time period, we ask that the Staff concur that Raytheon may exclude the Proposal under Rule 14a-8(f)(1).

2. The Proposal May Be Excluded Under Rule 14a-8(c) Because the Proponent May Not Submit More Than One Proposal.

As a result of the Proponent's failure to produce documentation of his authority to submit the Proposal on behalf of Ray T. Chevedden, he is by default submitting the Proposal on his own behalf. We believe that Raytheon may then exclude the Proposal under Rule 14a-8(c) because the Proponent submitted a proposal on his own behalf for inclusion in the 2008 Proxy Statement. Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proponent submitted a proposal to Raytheon relating to special shareholder meetings on October 17, 2007[1]. See Exhibit G. Accordingly, we ask that the Staff concur that Raytheon may exclude the Proposal which is the subject of this letter under Rule 14a-8(c).

3. Conclusion

[1] Raytheon is requesting concurrence from the Staff in a separate letter that the proposal received on October 17, 2007 may be excluded from the 2008 Proxy Statement pursuant to Rules 14a-8(b), 14-8(f)(1), 14a-8(i)(3) and 14a-9.

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2008 Proxy Statement. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from its 2008 Proxy Statement.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon now estimates that it will send the 2008 Proxy Statement to a financial printer on or about April 15, 2008 and we therefore respectfully request that the Staff act promptly on the request set forth in this letter.

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen

cc: John Chevedden

Enclosures

March 13, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Raytheon Company
Incoming letter dated January 14, 2008

The proposal relates to cumulative voting.

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(f). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

March 20, 2008

Raytheon Company
870 Winter Street
Waltham, MA 02451

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Raytheon Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") on behalf of Ray T. Chevedden that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 2, 2002, as amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on May 5, 2005 (the "Certificate of Incorporation");

(ii) the By-laws of the Company; and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be

> entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation.").

Here, the Certificate of Incorporation does not provide for cumulative voting. In fact, the Certificate of Incorporation specifically provides in Article IV, Section 2 that "[e]ach share of Common Stock shall have one vote...on all matters to be voted on by the Corporation's stockholders." Because the Certificate of Incorporation provides for one vote per share of common stock of the Company on all matters, and does not permit cumulative voting, there is no action the Board can lawfully take to "adopt" cumulative voting. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. See 8 Del. C. § 109(b) (stating that bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation"); see also Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("a corporation's bylaws may never contradict its certificate of incorporation").

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight vote basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide .... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots[.]

Id. at 192; McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed.) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirty-four jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation"). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. ... Therefore, we hold that the [contested provision] is invalid under Section 141(a).

Id. at 1291-1292 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2d ed. 2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently provides for one vote per share of common stock of the Company on all matters, and does not permit cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) [i]f the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see 1 R. Franklin Balotti & Jesse A. Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law.") (Messrs. Balotti and Finkelstein are members of this firm). Because the implementation of the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to amend Article IV, Section 2 of the Certificate of Incorporation and implement cumulative voting, the Company could not commit to implement such a proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock

> entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381.; See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely, and may not be altered by charter provision."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in the 1990 case of Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to

[1]See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

> follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Id. at *30.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and

---

[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

"all" stockholders, the Board must also take into account the interests of the stockholders who did not vote in favor of the proposals, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval").

In summary, the Board can not "adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would require an amendment to the Certificate of Incorporation and the Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders (and, even if the Board were to determine that such amendment is advisable, the Company could not guarantee that the stockholders of the Company would adopt such amendment).

The Securities and Exchange Commission (the "SEC") has previously taken a no-action position concerning a stockholder proposal similar to the Proposal in a situation where the corporation's certificate of incorporation did not provide for cumulative voting. Recently, the SEC granted no-action relief to Time Warner Inc. to exclude a stockholder proposal, the text of which is identical to the Proposal. Time Warner Inc. argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. Time Warner Inc. submitted a legal opinion of Richards, Layton & Finger, P.A. that concluded that the proposal, if adopted by the stockholders and implemented by the board of directors of Time Warner Inc., would be invalid under the General Corporation Law, on the grounds that any such amendment to the certificate of incorporation to provide for cumulative voting could not be unilaterally implemented by the board of directors. The SEC granted Time Warner Inc.'s request for no-action relief under Proxy Rule 14a-8(i)(2), without comment. See Time Warner Inc. SEC No-Action letter (Jan. 9, 2008).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 25, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (March 13, 2008)
 # 4 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Record holder Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401

Ladies and Gentlemen:

Significantly Raytheon does not claim that this proposal requests that the *company* adopt cumulative voting.

The following is an example of another company receiving credit for implementing a rule 14a-8 proposal requesting the Board to take action in a manner similar to the text of the cumulative voting proposal to Raytheon.

Allegheny Energy in Allegheny Energy, Inc. (February 15, 2008)□responded to a rule 14a-8 proposal which also did not include text that the board "take the steps necessary to." The Allegheny Energy Board acted to amend its bylaws according to this summary:

> Form 8-K for ALLEGHENY ENERGY, INC
>
> 12-Dec-2007
>
> Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Financial
>
> Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
> On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.
>
> ...
>
> Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous

written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Then Allegheny Energy pointed out in its no action request that Section 2-505(a) of the Maryland General Corporation Law required that shareholder action by written consent also needed shareholder approval and that the Board would *not* take the steps necessary to obtain shareholder approval.

Allegheny Energy then received Staff concurrence with, "There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10)" with emphasis added as follows:

February 15, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Allegheny Energy, Inc. Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

/s/

Peggy Kim

Attorney-Adviser

Thus Allegheny Energy was determined able to adopt a shareholder proposal without text that the board "take the steps necessary to." The Raytheon board has the power to adopt this cumulative proposal in a manner similar to the Allegheny Energy example and this would be consistent with state law.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

END